January 31, 2025

E. Scott Crist
Chief Executive Officer
Texas Ventures Acquisition III Corp
5090 Richmond Ave
Suite 319
Houston, TX 77056

        Re: Texas Ventures Acquisition III Corp
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 17, 2025
            CIK No. 0002033991
Dear E. Scott Crist:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024, letter.

Amendment No. 1 to Draft Registrant Statement on Form S-1
Cover Page

1. We note your disclosure on page 27 that the private placement warrants held by the non-managing sponsor investors will be exchangeable for Class A shares at one-half the market price of the Class A shares. Please revise to clarify how this is consistent with the term that such warrants are exercisable for $11.50 per share. Explain why non-managing sponsor investor would choose to exchange its warrants in this way versus exercising the warrant, and discuss the impact on public investors. Please also revise your cover page to disclose the exchange terms, and explain whether the private
 January 31, 2025
Page 2

       placement warrants retained by the sponsor and others also include this provision. If so, discuss any additional conflicts of interest and address the extent to which the issuance of Class A shares in exchange for private warrants may result in a material dilution of the purchasers' equity interests.
2.     Please revise disclosure here and under "Sponsor Information" on page
14, and
       elsewhere that similar disclosure appears, to address whether conversion of the working capital loans into warrants may result in a material dilution of the purchasers'
       equity interests, as requested in prior comments 2 and 5.
Conflicts of Interest, page 41

3. We note your response to prior comment 8, including disclosure that your sponsor and officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. You state that you believe conflicts are mitigated "by the differing nature of the acquisition targets those other special purpose acquisition companies typically consider most attractive and the types of acquisitions we expect to find most attractive," suggesting that your sponsor, officers and directors are involved in other SPACs that are currently seeking targets. Please clarify whether this is the case, and if so, how opportunities to acquire targets will be allocated among SPACs. If they are not currently involved in other SPACs seeking targets, please revise to remove the implication that they are and disclose how you intend to allocate opportunities among
       Texas Ventures and any new SPACs.
Management, page 112

4. We note your response to prior comment 14 and reissue in part. Please clarify whether any of the other entities listed in the prior experience or affiliated companies of your officers and directors are or were acquisition companies and provide disclosure required by Item 1603(a)(3) of Regulation S-K.
       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Lijia Sanchez, Esq.